EXHIBIT 12.2

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Three months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

Income from Continuing Operations	$40,865	$61,083	$193,341	$124,335	$220,224	$156,501	$118,779
Fixed Charges	36,905	36,541	143,410	156,844	148,110	81,451	65,263
Adjusted Earnings	$77,770	$97,624	$336,751	$281,179	$368,334	$237,952	$184,042

Fixed Charges and Preferred Distributions:
Interest on indebtedness and amortization of deferred finance costs	$36,905	$36,541	$143,410	$156,844	$148,110	$81,451	$65,263
Preferred distributions	7,470	7,470	29,880	29,880	26,769	7,656	7,656

Combined Fixed Charges and
Preferred Distributions	$44,375	$44,011	$173,290	$186,724	$174,879	$89,107	$72,919

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.75x	2.22x	1.94x	1.51x	2.11x	2.67x	2.52x